Exhibit 99.1

UNDERWRITING AGREEMENT

January 27, 2026

Osisko Development Corp.

1100, av des Canadiens-de-Montréal

Suite 300, P.O. Box 211

Montréal, QC H3B 2S2

Attention:	Sean Roosen, Chairman and Chief Executive Officer

National Bank Financial Inc. (“NBF”), RBC Dominion Securities Inc. and Cantor Fitzgerald Canada Corporation, as co-bookrunners and co-lead underwriters (the “Lead Underwriters”), and BMO Nesbitt Burns Inc. (together with the Lead Underwriters, the “Underwriters” and each individually, an “Underwriter”) hereby severally, and not jointly nor jointly and severally, agree to purchase from Osisko Development Corp. (the “Company”) in the respective percentages set forth in Section 21 hereof, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms and conditions hereof, an aggregate of 35,311,000 common shares of the Company (the “Firm Shares”) on an underwritten “bought deal” basis at a price of US$3.54 per Firm Share (the “Offering Price”) for aggregate gross proceeds of US$125,000,940.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 21 hereof, up to an additional 5,296,650 common shares of the Company (the “Additional Shares”) at a price of US$3.54 per Additional Share for the purpose of covering the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 15 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

The Underwriters understand that the Company has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) the Canadian Base Shelf Prospectus (as hereinafter defined) in respect of up to $750,000,000 of common shares, debt securities, subscription receipts, warrants and units of the Company, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Company has received a Dual Prospectus Receipt (as hereinafter defined) for the Canadian Base Shelf Prospectus on December 23, 2025. The term “Canadian Base Shelf Prospectus” means the final short form base shelf prospectus dated December 23, 2025 (in both the English and French languages unless the context indicates otherwise) at the time the Dual Prospectus Receipt was issued with respect thereto in accordance with Canadian Securities Laws (as hereinafter defined), including the Shelf Procedures, and includes all Documents Incorporated by Reference (as hereinafter defined) therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has also prepared and filed a preliminary prospectus supplement (in both the English and French languages unless the context indicates otherwise) relating to the Offering (as hereinafter defined), which excluded certain Shelf Information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference therein, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”.

The Underwriters also understand that the Company has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the SEC (the “MJDS”), a registration statement on Form F-10 (File No. 333-292328) registering the public offering and sale of the securities qualified under Canadian Securities Laws by the Canadian Base Shelf Prospectus, including the Offered Shares, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder (the Canadian Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus” and such registration statement, including the prospectus contained therein at the time it became effective, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the “Registration Statement”). The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement. The Company has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”). The U.S. Preliminary Prospectus Supplement, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively referred to as the “Preliminary Prospectuses”.

In addition, the Underwriters also understand that the Company will (i) prepare and file, as promptly as practicable and in any event by 5:00 p.m. (Eastern time) on January 27, 2026, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement (in both the English and French languages unless the context indicates otherwise) setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and, together with the Canadian Base Shelf Prospectus and the Canadian Preliminary Prospectus Supplement, the “Canadian Prospectus”), and (ii) prepare and file with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”, and together with the U.S. Base Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements” and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as hereinafter defined), if any, and the information listed in Schedule “B” hereto, taken together, are hereinafter referred to as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 8:30 a.m. (Eastern time) on January 27, 2026.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

In consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company hereby agrees to pay to NBF, on behalf of the Underwriters, at the Closing Time, and at the Option Closing Time, if any, a cash fee equal to 4.5% of the aggregate gross proceeds of the Offering (collectively, the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares and/or the Additional Shares, as the case may be, to the Company less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

Section 1         Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Act” means the Canada Business Corporations Act;

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Act;

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this underwriting agreement;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the sixth paragraph of this Agreement;

“Bonanza Ledge II Project” means the Company’s development-stage Bonanza Ledge II project in British Columbia, Canada, as further described in the Public Record;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Montréal, Québec, Toronto, Ontario, and New York, New York;

“Canadian Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Prospectus and any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Prospectus Amendment” means any amendment to the Canadian Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

“Cariboo Gold Project” means the property generally known as the “Cariboo Project” located in the Cariboo Mining District in east-central British Columbia, and as further described in the Cariboo Technical Report;

“Cariboo Technical Report” means the technical report entitled “NI 43-101 Technical Report Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada” dated June 11, 2025 (effective date of April 25, 2025);

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” has the meaning given to it in Section 9;

“Closing Date” has the meaning given to it in Section 13;

“Closing Time” has the meaning given to it in Section 13;

“Commission” means the Autorité des marchés financiers (Québec);

“Common Shares” means the common shares in the capital of the Company;

“Company” has the meaning given to it in the first paragraph of this Agreement;

“Credit Agreement” means the credit agreement dated July 21, 2025, among the Material Subsidiary, as borrower, Appian ODV (Jersey) Ltd, in its capacity as lender and administrative agent, such other lenders party thereto from time to time and TSX Trust Company, in its capacity as collateral agent, as may be amended, restated or supplemented from time to time;

“Debt Instrument” means any material note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which an entity or any of its subsidiaries is a party or by which any of their property or assets are bound, including, without limitation, the Credit Agreement;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Canadian Securities Laws, except for where otherwise specified in this Agreement;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, except to the extent that such documents, or certain parts thereof, are modified or superseded by a statement contained in the Prospectuses or Prospectus Supplements or any other document subsequently filed that is also incorporated by reference with the Prospectuses;

“Dual Prospectus Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Canadian Prospectus Amendment, as the case may be;

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System;

“Employee Plans” has the meaning given to it in Section 7(72);

“Environmental Laws” means all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, statutes, ordinances, by-laws and regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

“Exchanges” means, together, the TSXV and the NYSE;

“Financial Material” means, collectively, the (i) Financial Statements, and (ii) the corresponding management’s discussion and analysis of the Company related thereto, incorporated by reference in the Prospectuses;

“Financial Statements” has the meaning given to it in Section 7(30);

“FINRA” has the meaning given to it in the seventh paragraph of this Agreement;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Form F-X” has the meaning given to it in the fourth paragraph of this Agreement;

“Government Official” means: (i) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity; (ii) any salaried political party official, elected member of political office or candidate for political office; or (iii) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“IFRS” means IFRS Accounting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

“Indemnified Party” or “Indemnified Parties” have the meanings given to it in Section 9;

“Investment Agreement” means the investment agreement between the Company and OR Royalties dated November 25, 2020, as amended on September 30, 2022, and as may be further amended from time to time;

“Investor Rights Agreement” means the investor rights agreement dated August 15, 2025, between the Company and Double Zero Capital LP;

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC, or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“ITA” means the Income Tax Act (Canada), as amended;

“Lead Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Leased Premises” means the premises which are material to the Company or a Subsidiary and which the Company or a Subsidiary occupies as a tenant;

“Management Services Agreement” means the management services agreement as described in the Public Record between the Company and OR Royalties, and as amended from time to time;

“Marketing Documents” means any marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any change, effect, event or occurrence, that is, or would be reasonably expected to be, materially adverse with respect to: (i) the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its Subsidiaries (on a consolidated basis); (ii) the transactions contemplated by this Agreement; (iii) the ability of the Company or the Underwriters to perform their respective obligations under this Agreement; or (iv) result in any Offering Document containing a misrepresentation;

“Material Agreement” means any material contract, commitment, agreement (written or oral), instrument (including Debt Instruments), joint venture instrument, lease or other document, including option agreement, to which an entity or any of its subsidiaries is a party or by which any of their property or assets are bound;

“material change” means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and the Subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

“Material Subsidiary” means Barkerville Gold Mines Ltd.;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“MJDS” has the meaning given to it in the fourth paragraph of this Agreement;

“Money Laundering Laws” has the meaning given to it in Section 7(45);

“NBF” has the meaning given to it in the first paragraph of this Agreement;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NYSE” means the New York Stock Exchange;

“OFAC” means the Office of Foreign Assets Control;

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States, the Qualifying Jurisdictions and such other jurisdictions to which the Underwriters and the Company may agree;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 15(1);

“Option Closing Time” has the meaning given to it in Section 15(1);

“OR Royalties” means OR Royalties Inc. (formerly Osisko Gold Royalties Ltd);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Permit” means any material regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws;

“Person” shall be interpreted broadly and include any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or any other entity;

“Preliminary Prospectuses” has the meaning given to it in the fourth paragraph of this Agreement;

“Pricing Disclosure Package” has the meaning given to it in the sixth paragraph of this Agreement;

“Properties” means, collectively, the Cariboo Gold Project, the Tintic Project, the San Antonio Gold Project and the Bonanza Ledge II Project and all of the mining leases, mining claims, option rights or other legal, beneficial or contractual interest, as applicable, together with any operating licences, permits, assets and other property, relating to such properties;

“Prospectus Supplements” has the meaning given to it in the fifth paragraph of this Agreement;

“Prospectuses” has the meaning given to it in the fifth paragraph of this Agreement;

“Public Record” means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, management’s discussion and analysis, annual information form or other document of the Company which has been publicly filed by, or on behalf of, the Company pursuant to Canadian Securities Laws or otherwise by or on behalf of the Company;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” means each of the provinces and territories of Canada;

“Registration Statement” has the meaning given to it in the fourth paragraph of this Agreement;

“San Antonio Gold Project” means the property generally known as the “San Antonio Project” located in Sonora, Mexico, west of the Yaqui River and situated largely within the San Javier Mountain Range (Sierra de San Javier) which is part of the Western Sierra Madre, as further described in the Public Record;

“SEC” has the meaning given to it in the fourth paragraph of this Agreement;

“Securities” means the marketable securities contributed to and held, directly or indirectly, by the Company;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Selling Firm” has the meaning given to it in Section 2(1);

“Shelf Information” has the meaning given to it in the fifth paragraph of this Agreement;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Standard Listing Conditions” has the meaning given to it in Section 14(1)(f);

“Subsidiaries” means the subsidiaries of the Company, including 7778953 Canada Inc., 7778961 Canada Inc., Sapuchi Minera Holdings Two B.V., Sapuchi Minera, S. de R.L. de C.V., the Material Subsidiary, Bethlehem Resources (1996) Corporation, Compania Minera Osisko (Peru) S.A.C., Compania Minera Osisko Mexico, S.A. de C.V., and the Tintic Subsidiaries, and “Subsidiary” means any one of them;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Taxes” has the meaning given to it in Section 7(42);

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Tintic Project” means the Trixie Mine, as well as certain mineral claims in Central Utah’s historic Tintic Mining District, held directly or indirectly, by the Company, and as further described in the Tintic Technical Report;

“Tintic Subsidiaries” means, collectively, Osisko US Holdco, Inc., Osisko Utah LLC, Chief Consolidated Mining Company, and Tintic Consolidated Metals LLC;

“Tintic Technical Report” means the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America” dated April 25, 2024 (effective date of March 14, 2024);

“Transfer Agent” means TSX Trust Company in its capacity as transfer agent and registrar of the Company;

“TSXV” means the TSX Venture Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which has been provided by the Underwriters to the Company in writing specifically for use in the Offering Documents, it being understood and agreed that the only such information furnished by the Underwriters consists of the information in the 7th paragraph of the cover page and the 3rd, 7th, 11th, 12th, 13th and 14th paragraphs in the section titled “Plan of Distribution” in the Prospectuses;

“Underwriting Fee” has the meaning given to it in the eighth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Amended Prospectus” means any amendment to the U.S. Prospectus, including to the Documents Incorporated by Reference;

“U.S. Base Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Offering Documents” means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Prospectus, any U.S. Amended Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

“U.S. Securities Act” has the meaning given to it in the fourth paragraph of this Agreement; and

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder.

(2)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(3)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada and any reference to “US$” shall refer to the lawful currency of the United States.

(5)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Matters to be Addressed in the Company’s Canadian Counsel Opinion

Schedule “B” – Pricing Terms Included in the Pricing Disclosure Package

Section 2         Distribution of the Offered Shares

(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm but at no additional cost to the Company. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to Purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Company.

(3)	NBF shall promptly notify the Company when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter but in any event within 30 days after completion of the Distribution, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company, its securities or the Offering, other than as set forth in the Offering Documents or any Issuer Free Writing Prospectus.

(5)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Company under this Section 2 with respect to a default or breach by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or another Underwriter’s Selling Firm, as the case may be.

(6)	Subject to Section 6, the Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities regulatory authority outside of the Offering Jurisdictions.

Section 3         Preparation of Prospectus Supplements; Marketing Documents; Due Diligence

(1)	During the period of the Distribution of the Offered Shares, the Company shall co-operate with the Underwriters to allow and assist the Underwriters to participate in the preparation of, and allow the Underwriters to approve, acting reasonably, the form and content of, the Prospectus Supplements and any amendments thereto and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, to enable the Underwriters to execute any certificate required under Applicable Securities Laws to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the Distribution of the Offered Shares:

(a)	subject to Section 7(1)(d), the Company shall prepare, in consultation with the Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their U.S. and Canadian counsel, acting reasonably;

(b)	the Lead Underwriters, on behalf of the Underwriters, shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Company shall file a template version of any such marketing materials on SEDAR+ and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day that the Lead Underwriters have specified that the marketing materials will be first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to Section 3(2)(c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers and which shall comply with Applicable Securities Laws.

(3)	The Company and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4         Material Changes

(1)	During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets (including contractual arrangements), liabilities (contingent or otherwise), capital or ownership of the Company and its Subsidiaries (on a consolidated basis);

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus (other than any Underwriters' Information) had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents (other than any Underwriters' Information), as they exist immediately prior to such change, in each case, which fact or change is, or may reasonably be expected to be, of such a nature as (x) to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect, (y) which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying in any material respect with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale, or (z) which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d)	the occurrence of any event as a result of which (i) the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)	The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)	The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)	If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall, subject to Section 4(3) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)	The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5         Deliveries to the Underwriters

(1)	Delivery of the Canadian Prospectus will be satisfied in accordance with the “access equals delivery” provisions contained in Part 6A of NI 44-102 and the Underwriters and the Company shall satisfy any request for electronic or paper copies of the Canadian Prospectus in accordance with the requirements of NI 44-102, without charge.

(2)	The Company shall deliver or cause to be delivered to the Underwriters:

(a)	copies of the Canadian Prospectus duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b)	copies of the Registration Statement, signed if and as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

(c)	copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d)	any U.S. Registration Statement Amendment or U.S. Amended Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(2), if the documents are publicly available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(2); and (ii) clauses (b) and (d) of this Section 5(2), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(2).

(3)	If requested by the Underwriters in writing, the Company shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement and any Marketing Documents and U.S. Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries, if any, shall be effected as soon as possible and, in any event not later than 12:00 p.m. (Eastern time) on the Business Day following the filing of the Canadian Prospectus or Canadian Prospectus Amendment, or U.S. Prospectus or U.S. Amended Prospectus, as applicable, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(4)	By the act of having filed or delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Company shall have represented and warranted to the Underwriters that all information and statements (except for the Underwriters’ Information) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(5)	The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter of the Company’s auditors, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, with respect to certain financial and accounting information relating to the Company and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Prospectuses.

(6)	The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement:

(a)	an opinion from Alexa Translations, dated the date of the Canadian Prospectus Supplement, in form and content acceptable to the Underwriters, acting reasonably, addressed to the Underwriters, to the effect that the French language version of the Canadian Prospectus (except for the Financial Material), is, in all material respects, a complete and accurate translation of the English language version thereof; and

(b)	an opinion from PricewaterhouseCoopers LLP, dated the date of the Canadian Prospectus Supplement, in form and content acceptable to the Underwriters, acting reasonably, addressed to the Underwriters, to the effect that the French language version of the Financial Material contained in the Canadian Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof.

Section 6         Regulatory Approvals

The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will qualify the Offered Shares for offer and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply in all material respects with the applicable laws in any such designate jurisdiction in making offers and sales of Offered Shares therein.

Section 7         Representations and Warranties of the Company

The Company represents and warrants to each of the Underwriters as set forth below and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.

(1)	Prospectus Matters.

(a)	The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement, there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required.

(b)	The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with the Underwriters’ Information.

(c)	As of the applicable effective date of the Registration Statement and any U.S. Registration Statement Amendment, the Registration Statement and any such U.S. Registration Statement Amendment will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus did not, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with the Underwriters’ Information.

(d)	The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with the Underwriters’ Information. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus.

(e)	At the time of filing of the Registration Statement, the Company met the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act, and at the time of filing the Registration Statement and any U.S. Registration Statement Amendment, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act.

(2)	Good Standing of the Company. The Company: (i) is existing under the Act, and is up-to-date in all material corporate filings and in good standing under the Act; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and capacity to create, issue and sell, as applicable, the Offered Shares, grant the Over-Allotment Option and to enter into and carry out its obligations under this Agreement.

(3)	Good Standing and Ownership of the Subsidiaries. Other than the Securities and the shares or other interests in the Subsidiaries, the Company does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares or interests of any company. Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, the Company beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the Subsidiaries, free and clear of all encumbrances, and the Company is entitled to the full beneficial ownership of all shares in the Subsidiaries. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares free and clear of any liens. None of the outstanding securities of any Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. Other than pursuant to the Credit Agreement and in connection with the intended disposition of the San Antonio Gold Project announced by the Company on November 24, 2025, there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of any Subsidiary.

(4)	Good Standing of Subsidiaries. Each of Sapuchi Minera Holdings Two B.V., Sapuchi Minera, S. de R.L. de C.V., the Tintic Subsidiaries and the Material Subsidiary: (i) has been duly incorporated or otherwise duly exists in its jurisdiction of existence, is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, respectively; and (iii) is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(5)	Only Material Subsidiary. The Material Subsidiary is the only material direct or indirect subsidiary of the Company.

(6)	Carrying on Business. Each of the Company and the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, state, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carries on business to enable its business to be carried on as now conducted and proposed to be conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits, other than such immaterial instances of non-compliance which have been disclosed to the Underwriters and which would not, individually or in the aggregate, have a Material Adverse Effect.

(7)	No Proceedings for Dissolution. No proceedings have been taken, instituted or, are pending for the dissolution, liquidation or winding up of the Company or the Subsidiaries, other than for greater certainty, the liquidations of Williams Creek Gold Limited, 0847423 BC Ltd., Tintic Utah Metals LLC, Chief Reversion LLC and Chief Gold Mines, Inc., which have been completed, and the liquidation of Minera El Patron, S.A. de C.V., which has been authorized and presently ongoing.

(8)	Absence of Breach or Default. The Company is not in breach or default of, and the execution and delivery of this Agreement, and the performance by the Company of its obligations hereunder, the issue and sale of the Offered Shares, and the consummation of the transactions contemplated hereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (i) any statute, rule or regulation applicable to the Company, including Applicable Securities Laws; (ii) the constating documents, articles or resolutions of the Company which are in effect at the date hereof; (iii) any Material Agreement or Debt Instrument; or (iv) any judgment, decree or order binding the Company or the Subsidiaries or the properties or assets of the Company or the Subsidiaries.

(9)	Freedom to Compete. Neither the Company nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect.

(10)	Share Capital of the Company. The Company is authorized to issue an unlimited number of Common Shares without par value, of which, as of the close of business on January 26, 2026, 257,860,741 Common Shares were outstanding as fully paid and non-assessable shares of the Company.

(11)	Absence of Rights. Other than pursuant to the Investment Agreement, the Investor Rights Agreement, any convertible securities outstanding on the date hereof as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, or rights to acquire securities outstanding pursuant to the Company’s security based compensation plans in existence on the date hereof, or in connection with this Offering, no person has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company, and the Offered Shares upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(12)	Common Shares are Listed. The currently issued and outstanding Common Shares are listed and posted for trading on the Exchanges and no order ceasing or suspending trading in the Common Shares or prohibiting the sale of the Offered Shares has been issued, and to the knowledge of the Company, no proceedings for such purpose have been threatened or are pending.

(13)	Stock Exchange Compliance. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from either of the Exchanges and the Company is currently in compliance, in all material respects, with the rules and regulations of the Exchanges. All necessary consents, approvals and authorizations have been, or will be, obtained by the Company from the Exchanges to ensure that, subject to fulfilling the standard listing conditions of each of the Exchanges, the Offered Shares will be listed and posted for trading on each of the Exchanges upon their issuance.

(14)	Reporting Issuer Status. The Company is a “reporting issuer” or the equivalent thereof in each of the Qualifying Jurisdictions, is not in default in any material respect of any requirement under Canadian Securities Laws and is not on the list of defaulting reporting issuers maintained by the securities commissions or similar securities regulatory authorities in the Qualifying Jurisdictions and in particular, without limiting the foregoing, the Company has complied, in all material respects, with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the securities commissions or similar securities regulatory authorities in the Qualifying Jurisdictions.

(15)	Continuous Disclosure. From and after December 31, 2023, the Company is in compliance in all material respects with its timely and continuous disclosure obligations under Applicable Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material change that has occurred since December 31, 2023, which has not been publicly disclosed. The information and statements in the Public Record since December 31, 2023 were true and correct in all material respects as of the respective dates of such information and statements and at the time any such documents were filed on SEDAR+ and, except as may have been corrected by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading. The Company has not filed any confidential material change reports which remain confidential as at the date hereof. To the knowledge of the Company, there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under Applicable Securities Laws.

(16)	No Voting Control. Except as provided under the Investment Agreement and the Investor Rights Agreement, the Company is not a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries.

(17)	Transfer Agent. The Transfer Agent has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(18)	Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to validly issue the Offered Shares as fully paid and non-assessable Common Shares.

(19)	Valid and Binding Documents. Each of the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery hereof shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability may be limited by applicable laws in effect in the province of Ontario.

(20)	All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for: (i) the execution and delivery of this Agreement; (ii) the issuance, creation, sale and delivery, as applicable, of the Offered Shares; and (iii) the consummation of the transactions contemplated hereby, have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and to the Exchanges.

(21)	Validly Issued Offered Shares. The Offered Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares.

(22)	Stabilization. Neither the Company nor any of its Subsidiaries has taken, and the Company and its Subsidiaries will not take, any action which constitutes stabilization or manipulation of the price of the Common Shares or any “reference security” (as defined in Rule 100 of Regulation M under the U.S. Exchange Act) of the Company.

(23)	Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(24)	Emerging Growth Company. The Company is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act.

(25)	Investment Company. The Company is not, and, after giving effect to the offer and sale of the Offered Shares and the application of the proceeds therefrom as described under “Use of Proceeds” in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, will not be, required to register as an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

(26)	Sarbanes-Oxley. The Company is, and has been since the time of the initial filing of the Registration Statement with the SEC, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated thereunder or implementing provisions thereof.

(27)	Material Agreements. With respect to the Material Agreements and Debt Instruments: (i) all Material Agreements and Debt Instruments of the Company and the Subsidiaries required to be filed in accordance with section 12.2 of NI 51-102 have been disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses; (ii) all of the Material Agreements and Debt Instruments are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof; and (iii) neither the Company nor any Subsidiary is in material violation, breach or default nor has the Company or any Subsidiary received any notification from any party claiming that the Company or any Subsidiary is in material violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in material breach, violation or default of any term under any Material Agreement or Debt Instrument.

(28)	Acquisitions and Dispositions. Since December 31, 2023, all acquisitions, dispositions, amalgamations, reorganizations, and other corporate transactions completed by the Company or any Subsidiary, have been, if required, disclosed in the Public Record, were completed in material compliance with all applicable corporate and securities laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with.

(29)	No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or the Subsidiaries) currently outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any of the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity. There are no judgments or orders against the Company or the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or the Subsidiaries or its Properties or assets, are subject.

(30)	Financial Statements. The audited annual consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, and the notes thereto and auditor’s report thereon, and the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2025 and 2024, and the notes thereto (collectively, the “Financial Statements”), contain no misrepresentations, present fairly, in all material respects, the financial position of the Company (on a consolidated basis) for the periods then ended and have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved.

(31)	No Material Changes. Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, since December 31, 2024: (i) there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company (on a consolidated basis), as applicable; (ii) there has not been any material change in the capital stock or long-term debt of the Company or the Subsidiaries, as applicable; and (iii) the Company and the Subsidiaries, as applicable, have carried on its business in the ordinary course.

(32)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or the Subsidiaries which are required to be disclosed and are not disclosed or reflected in the Financial Statements.

(33)	Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company is in compliance, in all material respects, with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, as applicable to the Company.

(34)	ICFR and DC&P. The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the U.S. Exchange Act) that complies with the requirements of the U.S. Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms; and such disclosure controls and procedures are effective.

(35)	Accounting Policies. There has been no change in accounting policies or practices of the Company since December 31, 2024.

(36)	Purchases and Sales. Except for the intended disposition of the San Antonio Gold Project announced by the Company on November 24, 2025, neither the Company nor the Subsidiaries has approved or has entered into any agreement in respect of, and does not have any knowledge of: (i) the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or the Material Subsidiary whether by asset sale, transfer of shares, or otherwise; (ii) the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Company or otherwise) of the Company or the Material Subsidiary; or (iii) a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or shares of the Material Subsidiary.

(37)	No Loans or Non-Arm’s Length Transactions. Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, neither the Company nor the Subsidiaries is a party to any Debt Instrument or has any material loans or other material indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with the Company or the Subsidiaries.

(38)	Dividends. Except as outlined in the Credit Agreement, there is not, in the constating documents of the Company or the Subsidiaries or in any Material Agreement, or other instrument or document to which the Company or the Subsidiaries is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or the Subsidiaries or the payment of dividends by the Company or the Subsidiaries to the holders of the Common Shares.

(39)	Independent Auditors. The Company’s auditors who audited the annual consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, are independent public accountants as required by the Applicable Securities Laws and no “reportable event” (within the meaning of NI 51-102) has occurred.

(40)	Insurance. The assets of the Company, the Material Subsidiary and their respective business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor the Material Subsidiary have failed to promptly give any notice or present any material claim thereunder.

(41)	Leased Premises. With respect to each of the Leased Premises, the Company or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or Subsidiary occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(42)	Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company or any Subsidiary have been paid, except where the failure to do so would not reasonably be expected to give rise to a Material Adverse Effect. All tax returns, declarations and filings required to be filed by the Company and the Subsidiaries have been timely filed with all appropriate governmental authorities and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress (other than routine audits) and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or any Subsidiary, except where such examinations, issues or disputes, individually or collectively, would not reasonably be expected to have a Material Adverse Effect.

(43)	Material Compliance with Laws. Each of the Company and the Material Subsidiary are, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carry on business to enable their business to be carried on as now conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have a Material Adverse Effect and will at the Closing Time be valid, subsisting and in good standing.

(44)	Anti-Bribery Laws. Neither the Company nor any Subsidiary has, and to the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the foregoing has, (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary has, nor, to the knowledge of the Company, has any director, officer, employee, consultant, representative or agent of the foregoing, (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, the Subsidiaries, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(45)	Anti-Money Laundering. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of (i) the Currency and Foreign Transactions Reporting Act of 1970, as amended, (ii) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), (iii) the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and (iv) the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity to which they are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(46)	OFAC Requirements. Neither the Company nor any Subsidiary has been, nor to the knowledge of the Company, has any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any Subsidiary been or is currently subject to any United States sanctions administered by the OFAC; and the Company will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to the Company or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC.

(47)	Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or the Material Subsidiary are now, or have ever been in the past 10 years prior to the date hereof, (i) subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of the Company or any other public company.

(48)	Related Parties. Except for the Investment Agreement, the Investor Rights Agreement, the Management Services Agreement or as disclosed in the news release of the Company dated January 25, 2022 in the Public Record, none of the directors, officers or employees of the Company or any Subsidiary, any known holder of more than 10% of any class of shares of the Company or any Subsidiary, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction since November 23, 2020 or any proposed material transaction with the Company or any Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Company and the Subsidiaries.

(49)	Fees and Commissions. Other than the Underwriters (or any members of their selling group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder, underwriting, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(50)	Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the Offering, including under the terms of any Debt Instrument, Material Agreement, or other instrument or document (written or unwritten).

(51)	Minute Books and Records. The minute books and records of the Company and the Material Subsidiary contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(52)	Effective Registration Statement. The Registration Statement has been declared effective pursuant to Rule 467(b) under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the SEC and the Dual Prospectus Receipt has been obtained from the Commission in respect of the Canadian Base Shelf Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Offered Shares or any other securities of the Company has been issued by any Canadian Securities Commissions and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with in all material respects.

(53)	Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(54)	Compliance with Securities Laws. (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Prospectus Supplement complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the U.S. Exchange Act and incorporated by reference in the Pricing Disclosure Package or the U.S. Prospectus complied or will comply when so filed in all material respects with the U.S. Exchange Act and the applicable rules and regulations of the SEC thereunder, (ii) the Registration Statement, when it became effective did not contain, and as at the date hereof does not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement complies and the U.S. Prospectus when filed will comply, in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder, (iv) the Pricing Disclosure Package does not, and at the time of each sale of the Offered Shares in connection with the Offering, the Pricing Disclosure Package, as then amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) each broadly available road show, if any, when considered together with the Pricing Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vi) as of its date, the U.S. Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form F-X conforms in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder.

(55)	Full Disclosure. All information which has been prepared by the Company relating to the Company, the Subsidiaries and any of their business, properties and liabilities, and either publicly disclosed or provided to the Underwriters, and the Public Record are, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading.

(56)	Forward-Looking Information. With respect to forward-looking information and forward-looking statements (each within the meaning of Applicable Securities Laws) (together, “Forward-Looking Information”) contained in the Registration Statement, the Pricing Disclosure Package and the Prospectuses: (i) the Company had a reasonable basis for the Forward-Looking Information at the time the disclosure was made; (ii) all Forward-Looking Information is identified as such, and all such documents caution users of Forward-Looking Information that actual results may vary from the Forward-Looking Information, identify material risk factors that could cause actual results to differ materially from the Forward-Looking Information, and state the material factors or assumptions used to develop the Forward-Looking Information; (iii) the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and (iv) the Company has updated such Forward-Looking Information as required by and in compliance with Applicable Securities Laws.

(57)	Only Material Property. The Cariboo Gold Project is the only material property which the Company directly or indirectly owns.

(58)	Properties and Assets. The Company and the Subsidiaries are the absolute legal and beneficial owners of and have good and marketable title to, all of the properties or assets thereof as described in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, and such properties and assets are free of all material mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than as described in the Registration Statement, the Pricing Disclosure Package and the Prospectuses in respect of the Cariboo Gold Project), and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted or contemplated to be conducted. The Company does not know of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, the Company does not have a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof.

(59)	Material Properties and Mining Rights. The Company and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights, recognized in the jurisdiction in which the Cariboo Gold Project is located in respect of the ore bodies and specified minerals located in the Cariboo Gold Project in which the Company and the Subsidiaries have an interest as described in the Registration Statement, the Pricing Disclosure Package and the Prospectuses under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access the Cariboo Gold Project and explore and exploit the minerals relating thereto as are appropriate in view of their respective rights and interests therein; all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing and neither the Company nor any Subsidiary is in default of any of the material provisions of any such agreements, including failure to fulfill any payment or work obligation thereunder, nor has any such default been alleged.

(60)	Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company or any Subsidiary holds its material properties and assets (including any option agreement or any interest in, or right to earn an interest in, any properties), including the Properties, are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, and neither Company nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Except for the intended disposition of the San Antonio Gold Project announced by the Company on November 24, 2025, the Properties (and any option agreement or any interest in, or right to earn an interest in, such Properties) are not subject to any right of first refusal or purchase or acquisition rights.

(61)	No Restrictions. There are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed development, operation (including, but not limited to, in respect of commercial production related mining activities), and maintenance of the Cariboo Gold Project.

(62)	No Liens. Neither the Company nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Cariboo Gold Project other than liens or encumbrances imposed in the ordinary course of business.

(63)	No Outstanding Payments. All rentals, payments and obligations (including but not limited to maintenance for the Properties), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Cariboo Gold Project have been properly recorded and/or timely paid.

(64)	Possession of Permits and Authorizations. The Company and the Material Subsidiary have obtained all Permits necessary to carry on the business of the Company and the Material Subsidiary as it is currently conducted. The Company and the Material Subsidiary are in compliance with the terms and conditions of all Permits except where non-compliance would not reasonably be expected to have a Material Adverse Effect. All of the Permits issued to date are valid, subsisting, and in good standing and all Permits issued to date remain in full force and effect and neither the Company nor the Material Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Permits nor any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted.

(65)	No Expropriation. No part of the Properties or the mining rights or Permits of the Company or the Material Subsidiary have been taken, revoked, condemned, or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened, or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(66)	No Indigenous Claims. Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, there are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Cariboo Gold Project. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Cariboo Gold Project, and no material dispute in respect of the Cariboo Gold Project with any local or indigenous group exists or, to the knowledge of the Company and the Subsidiaries, is threatened or imminent.

(67)	Community Relationships. Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, the Company and the Subsidiaries maintain good relationships with the communities and persons affected by or located on the Cariboo Gold Project in all material respects, and there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Cariboo Gold Project.

(68)	Government Relationships. The Company and the Subsidiaries maintain good relations with all Governmental Entities in the jurisdiction in which the Cariboo Gold Project is located, or in which such parties otherwise carry on their business or operations. To the knowledge of the Company, except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Subsidiaries from conducting its business and activities in connection with the Cariboo Gold Project, in all material respects, as currently conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Entities.

(69)	Environmental Matters.

(i)	The Company and the Subsidiaries are in material compliance with all Environmental Laws and all operations on the Properties carried out by or on behalf of the Company and the Subsidiaries have been conducted in compliance with Environmental Laws except where non-compliance would not reasonably be expected to have a Material Adverse Effect.

(ii)	Neither the Company nor any Subsidiary has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport, or handle any hazardous substance.

(iii)	The Company and the Subsidiaries have not, and to the knowledge of the Company, no predecessor of the Company or any Subsidiary has, received any notice of, or been prosecuted for an offence alleging, material non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and the Company and the Subsidiaries have not, nor to the knowledge of the Company, has any predecessor company, settled any allegation of non-compliance short of prosecution. Except in respect of closure and reclamation plans for the Cariboo Gold Project as disclosed to the Underwriters in writing, there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries nor has the Company or any Subsidiary received notice of any of the same.

(iv)	There have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending; and no conditions exist at, on or under any properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect.

(v)	Except as ordinarily or customarily required by applicable permit, neither the Company nor any Subsidiary has received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. The Company and the Subsidiaries have not received any request for information in connection with any federal, provincial, state, municipal or local inquiries as to disposal sites.

(vi)	There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company or the Subsidiaries in the ordinary course.

(vii)	There are currently no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of material non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any Subsidiary.

(70)	Scientific and Technical Information. The Company and the Subsidiaries are in material compliance with the provisions of NI 43-101 and the Company has filed all technical reports required to be filed by it under NI 43-101. The Cariboo Technical Report remains current and complies, in all material respects, with the requirements of NI 43-101, and there is no new material scientific or technical information concerning the Cariboo Gold Project since the date thereof that would require a new technical report in respect of such property to be issued under NI 43-101. The Company and the Subsidiaries, or to the knowledge of the Company, any predecessor thereof, made available to the authors of the Cariboo Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by such authors and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectuses relating to scientific and technical information, including the estimates of the mineral resources and mineral reserves, of the Cariboo Gold Project, have been prepared in accordance with Canadian industry standards set forth in NI 43-101 and in compliance with Canadian Securities Laws. The method of estimating the mineral resources and mineral reserves has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101), all material assumptions underlying the mineral resource and mineral reserve estimates are reasonable and appropriate, the information upon which the estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

(71)	Employment Laws. The Company and the Subsidiaries are in material compliance with all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers’ compensation, occupational health and safety and pay equity and wages. The Company and the Subsidiaries are not subject to any material claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers’ compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(72)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee, or consultant of the Company or any Subsidiary, as applicable (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws.

(73)	Record-Keeping. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and the Subsidiaries.

(74)	Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint, or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or any Subsidiary and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Company or any Subsidiary.

(75)	No Work Stoppage or Interruptions. There are not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which did or could materially adversely affect the ability to explore, develop and operate the Cariboo Gold Project.

Section 8         Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Company to the following:

(a)	Compliance with Securities Laws. The Underwriters will offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through the Selling Firms, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement and will offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than Canada and the United States and the Underwriters shall not make any representations or warranties with respect to the Company or the Offered Shares, other than as set forth in the Offering Documents.

(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time.

(3)	The Company agrees that the Underwriters are acting severally and not jointly (nor jointly and severally) in performing their respective obligations under this Agreement and, except as otherwise provided herein, that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

(4)	No Underwriter that is a non-resident for purposes of the ITA will render any services under this Agreement in Canada.

Section 9         Indemnity, Contribution and Limitation of Liability

(1)	The Company hereby agrees to indemnify and hold harmless the Underwriters, each of their subsidiaries and each of their respective directors, officers, employees, partners, and agents (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses (other than loss of profits), expenses, claims, actions, damages and liabilities, whether joint or solidary, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Underwriters’ proper performance of the engagement of the Underwriters pursuant to this Agreement. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting claims on behalf of or in right of the Company for or in connection with the engagement of the Underwriters pursuant to this Agreement except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Company, as the case may be, have resulted from the gross negligence, or willful misconduct of such Indemnified Party, a breach of the terms of this Agreement by such Indemnified Party or a breach of any applicable securities laws by such Indemnified Party. No party shall effect any settlement of any Claim or make any admission of liability without the prior written consent of the other parties, such consent to be properly considered and not to be unreasonably withheld or delayed.

(2)	Promptly after receiving notice of an action, suit, proceeding or claim against the Underwriters or any other Indemnified Party or receipt of notice of the commencement of any investigation involving the Underwriters or any other Indemnified Party which is based, directly or indirectly, upon or involves any matter in respect of which indemnification may be sought from the Company, the Underwriters or any such other Indemnified Party will notify the Company in writing of the particulars thereof, provided that the omission to so notify the Company shall not relieve the Company of any liability which the Company may have to Underwriters or any other Indemnified Party unless and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company has under this indemnity.

(3)	The foregoing indemnity shall not apply to the extent that such losses, expenses, claims, actions, damages or liabilities to which the Indemnified Party may be subject were caused by the fraud, gross negligence or willful misconduct of the Indemnified Party or a breach of the terms of this Agreement by such Indemnified Party or a breach of any applicable securities laws by such Indemnified Party.

(4)	An Indemnified Party may retain counsel to separately represent it in the defence of a Claim, which shall be at the Company’s expense if (i) the Company does not promptly assume the defence of the Claim, (ii) the Company agrees to separate representation or (iii) the Indemnified Party is advised by counsel that there is an actual or potential conflict in the Company’s and the Indemnified Party’s respective interests or additional defences are available to the Indemnified Party, which makes representation by the same counsel inappropriate. The Company also agrees to reimburse the Underwriters for the time spent by their personnel in connection with any Claim at their normal per diem rates.

(5)	If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to any Indemnified Party or insufficient to hold any Indemnified Party harmless, the Company shall contribute to the amount paid or payable by the Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Company and the Indemnified Party, but also the relative fault of the Company and the Indemnified Party as well as any relevant equitable considerations; provided that the Company shall in any event be liable to pay or contribute to the amount paid or payable by the Indemnified Party under the Claim any amounts in excess of the aggregate amount of the fees actually received by the Indemnified Party under this Agreement.

(6)	In no event shall the Company be responsible for the fees of more than one firm of attorneys representing all Indemnified Parties, in connection with the foregoing in any particular jurisdiction.

(7)	The Company hereby acknowledges that each of the Underwriters acts as trustee for each of the other Indemnified Parties related thereto of the Company’s covenants and obligations under this Section 9 to such Persons and each of the Underwriters agrees to accept such trust and to hold and enforce such covenants and obligations on behalf of such Persons.

(8)	The indemnity, contribution and other obligations and agreements of the Company under this Section 9 shall be in addition to, and not in substitution for, any liability which the Company may otherwise have at law or in equity, shall extend upon the same terms and conditions to all of the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. The foregoing provisions shall survive the termination of this Agreement or the completion of the Offering.

Section 10         Covenants of the Company

(1)	The Company covenants and agrees with the Underwriters that:

(a)	the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the Distribution of the Offered Shares, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Company, the threatening of any such order;

(ii)	the issuance by any Canadian Securities Commission, the SEC, the TSXV or the NYSE of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Company or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Company will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Company will use its reasonable best efforts to obtain the conditional listing of the Offered Shares on the TSXV by the Closing Time, subject only to the Standard Listing Conditions, and the Company will use its reasonable best efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE by the Closing Time, subject only to the official notice of issuance;

(d)	as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders and to the Lead Underwriters an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; provided that the Company will be deemed to have satisfied such requirement to the extent such information is available on SEDAR+ or EDGAR; and

(e)	the Company will use the net proceeds from the Offering as described in, and subject to the qualifications set out in, the Pricing Disclosure Package and the Prospectuses.

(2)	Prior to the completion of the Distribution of the Offered Shares, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)	The Company agrees not to issue or sell, agree to issue or sell, or announce an intention to issue or sell, any additional Common Shares or any securities or financial instruments, convertible into, or exercisable, redeemable or exchangeable for Common Shares for a period of 90 days from the Closing Date without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, other than: (i) to directors, officers, management company employees, consultants and other eligible participants under existing option plans or option agreements or other securities based compensation arrangements; (ii) pursuant to the exercise, conversion or settlement, as the case may be, of incentive securities or other convertible securities of the Company outstanding as of the date hereof; (iii) to satisfy existing instruments or obligations or under existing agreements issued or entered into prior to the Closing Date (including top-up, anti-dilution or other investor rights); (iv) as consideration for acquisitions proposed by the Company or any Subsidiary; or (v) pursuant to the Offering (including any issuances pursuant to the Over-Allotment Option).

(4)	The Company will use commercially reasonable efforts to cause each of its directors and senior officers to enter into a lock-up agreement to be executed concurrently with the closing of the Offering, that for a period of 90 days from the Closing Date, each will not, except with the consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than: (i) transfers among a shareholders’ affiliates for tax or other planning purposes; or (ii) pursuant to an arrangement, take-over bid or any other similar transaction made generally to all of the shareholders of the Company.

(5)	For each tax year that the Company qualifies as a “passive foreign investment company” (a “PFIC”), the Company will make available to U.S. shareholders on its website: (a) information, based on the Company’s reasonable analysis, as to its status as a PFIC and the status as a PFIC of any subsidiary in which the Company owns more than 50% of such subsidiary’s aggregate voting power, (b) a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation section 1.1295-1(g) (or any successor Treasury Regulation) and (c) all information and documentation that a U.S. shareholder is required to obtain for U.S. federal income tax purposes in making a qualifying electing fund election with respect to the Company and any more than 50% owned subsidiary PFIC, as determined by aggregate voting power.

Section 11         All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 12         Termination by Underwriters

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Company and the Lead Underwriters, at or prior to the Closing Time or, in respect of the Additional Shares only, the Option Closing Time, as applicable, if, after the execution and delivery of this Agreement and prior to the Closing Date or the Option Closing Date, as applicable:

(a)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted or announced or any order is made by any federal, provincial, state or other governmental authority, commission, board, bureau, agency or instrumentality (including, without limitation, the Exchanges or any securities regulatory authority) in relation to the Company or any of the Subsidiaries, or there is any change in law or regulation, or the interpretation or administration thereof, which, in any such cases, in the opinion of any of the Underwriters (or any one of them), acting reasonably, operates to materially impact, prevent or restrict the distribution or trading of the Common Shares;

(b)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any outbreak or escalation of national or international hostilities or any crisis or calamity or plague of national or international consequence, or any governmental action, law, regulation, inquiry or other similar occurrence which, in the opinion of any of the Underwriters (or any one of them), acting reasonably, materially adversely affects or could reasonably be expected to materially adversely affect or involve the financial markets in Canada or the United States or the business, operations or affairs of the Company and the Subsidiaries taken as a whole;

(c)	there shall occur, be discovered by the Underwriters or announced by the Company, any material change or a change in any material fact in the business affairs, financial condition, assets, liabilities (contingent or otherwise), results of operations of the Company and its related entities (taken as a whole), or there shall exist or be discovered any material fact which is, or may be, untrue, false or misleading in a material respect or result in a misrepresentation (other than a change or fact related solely to the Underwriters), which, in the opinion of any of the Underwriters (or any one of them), acting reasonably, has or could be reasonably expected to have a significant adverse effect on the market price or value of the Common Shares; or

(d)	the Company is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Company herein or therein is or becomes false in any material respect.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 12(1) or if this Agreement is otherwise terminated in accordance with its terms, there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9 and Section 16.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 12 shall not be binding upon the other Underwriters.

Section 13         Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed electronically at 8:00 a.m. (Eastern time) on January 30, 2026, or such other date and/or time as may be agreed upon in writing by the Company and the Underwriters (respectively, the “Closing Time” and the “Closing Date”).

Section 14         Conditions of Closing and Option Closing

(1)	The obligations of the Underwriters under this Agreement are subject to (i) the representations and warranties of the Company contained in this Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the date of this Agreement, the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, (ii) the performance by the Company of its obligations under this Agreement in all material respects, and (iii) receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)	such legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from Bennett Jones LLP, the Company’s Canadian counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “A”, subject to customary limitations, assumptions and qualifications;

(b)	such legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from Troutman Pepper Locke LLP, the Company’s U.S. counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, subject to customary limitations, assumptions and qualifications, which shall be accompanied by a “10b-5 letter” addressed to the Underwriters;

(c)	a legal opinion, dated as of the Closing Date, from Bennett Jones LLP, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, with respect to title and ownership rights in the Cariboo Gold Project;

(d)	the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(5) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(e)	a legal opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton and Garrison LLP, addressed to the Underwriters and dated the Closing Date and the Option Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably;

(f)	evidence satisfactory to the Lead Underwriters that the Offered Shares shall have been (A) listed and admitted and authorized for trading on the NYSE, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSXV, subject only to satisfaction by the Company of customary conditions imposed by the TSXV in similar circumstances (the “Standard Listing Conditions”);

(g)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied in all material respects with all covenants and satisfied all terms and conditions in this Agreement to be complied with and satisfied by the Company at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct, in all material respects (or, if qualified by materiality, in all respects) as at the Closing Time and the Option Closing Time, as applicable, with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) to the best of the knowledge, information and belief of the Persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(h)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement and the listing of the Firm Shares and the Additional Shares on the TSXV and NYSE; and the incumbency and signatures of signing officers of the Company;

(i)	at the Closing Time and the Option Closing Time, as applicable, a certificate of compliance or certificate of good standing (or equivalent) for the Company and the Material Subsidiary, dated within one Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date and the Option Closing Date, as applicable;

(j)	at the Closing Time, executed lock-up agreements from each of the senior officers and directors pursuant to Section 10(4);

(k)	at the Closing Time and the Option Closing Time, as applicable, the Underwriters shall have received copies of the reporting issuer lists evidencing that the Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and that it is not on the list of defaulting reporting issuers maintained by each of the securities regulators in the Qualifying Jurisdictions; and

(l)	such other documents as the Underwriters or Canadian and U.S. counsel to the Underwriters may reasonably require; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Lead Underwriters and Canadian and U.S. counsel for the Underwriters, acting reasonably.

Section 15         Over-Allotment Option

(1)	The Over-Allotment Option may be exercised by the Lead Underwriters, on behalf of the Underwriters, at any time and from time to time, in whole or in part, by delivering notice to the Company not later than 5:00 p.m. (Eastern time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than three Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 21, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time electronically or as may be otherwise agreed to by the Underwriters and the Company.

(3)	At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriters, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of the Offering Price per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company.

(4)	Concurrently with the deliveries and payment under paragraph (3), the Company shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 15 is subject to the conditions set forth in Section 14.

Section 16         Expenses

The Company will be responsible, whether or not the Offering is completed, for all of its costs and the costs of the Underwriters in connection with the Offering, including the reasonable fees and disbursements and taxes thereon of counsel to the Underwriters (to a maximum of US$350,000, exclusive of taxes and disbursements), as well as the reasonable out-of-pocket and travel expenses in connection with due diligence and marketing meetings which shall be payable by the Company without undue delay upon receipt of an invoice. At the option of the Underwriters, such fees and expenses of the Underwriters may be deducted from the gross proceeds of the Offering at the Closing Time and the Option Closing Time, as applicable.

Section 17         No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 18         Notices

Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Osisko Development Corp.
155 University Avenue, Suite 1450
Toronto, Ontario M5H 3B7

Attention:	Sean Roosen, Chairman and Chief Executive Officer /
Laurence Farmer, General Counsel and VP, Strategic Development
Email:	[Redacted – Personal Information]

with a copy to (such copy not to constitute notice):

Bennett Jones LLP
One First Canadian Place, Suite 3400
Toronto, Ontario M5X 1A4

Attention:	Sander A.J.R. Grieve, K.C. / Andrew Disipio
Email:	grieves@bennettjones.com / disipioa@bennettjones.com

-and-

Troutman Pepper Locke LLP
401 9th Street, N.W., Suite 1000
Washington, District of Columbia 20004

Attention:	Thomas M. Rose
Email:	thomas.rose@troutman.com

and in the case of NBF (on behalf of the Underwriters), be addressed and emailed or delivered to:

National Bank Financial Inc.
130 King Street West, Suite 800
Toronto, Ontario M5X 1J9

Attention:	Mengfei Zhou
Email:	[Redacted – Personal Information]

with a copy to (such copy not to constitute notice):

Cassels Brock & Blackwell LLP
Suite 3200, 40 Temperance Street
Toronto, Ontario M5H 0B4

Attention:	Chad Accursi
Email:	caccursi@cassels.com

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West, Suite 3100
Toronto, Ontario M5K 1J3

Attention:	Christopher Cummings
Email:	ccummings@paulweiss.com

The Company and NBF may change their respective addresses for notice by notice given in the manner referred to above.

Section 19         Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters contemplated by Section 9 and Section 12, shall be taken by the Lead Underwriters on the Underwriters’ behalf and the execution of this Agreement by the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any electronic deposits or definitive certificate(s) representing the Offered Shares to, or to the order of, the Lead Underwriters.

Section 20         Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares for a period of three years following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 21         Underwriters’ Obligations

(1)	Subject to the terms and conditions of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint nor joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

National Bank Financial Inc.	35%
RBC Dominion Securities Inc.	30%
Cantor Fitzgerald Canada Corporation	20%
BMO Nesbitt Burns Inc.	15%
TOTAL:	100%

(2)

In the event that an Underwriter shall at the Closing Time or the Option Closing Time, as the case may be, fail to purchase its percentage of the Firm Shares or Additional Shares as provided in Section 21(1) (a “Non-Purchasing Underwriter”), whether upon the exercise of any termination rights or otherwise, and the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents 15% or less of the aggregate Firm Shares or Additional Shares, the other Underwriters shall be severally and not jointly (nor jointly and severally) obligated to purchase all of the Firm Shares or Additional Shares, as the case may be, that the Non-Purchasing Underwriter has failed to purchase; the Underwriters shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. In the event that the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents in aggregate more than 15% of the aggregate Firm Shares or Additional Shares, as the case may be, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Firm Shares or Additional Shares, as the case may be, which would otherwise have been purchased by the Non-Purchasing Underwriters and the Underwriters exercising such right shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. In the event that the continuing Underwriters purchase more Offered Shares pursuant to this Section 21(2) than they otherwise would have pursuant to this Agreement, the continuing Underwriters shall have the right, by notice to the Company, to postpone the Closing Time or the Option Closing Time, as the case may be, for such period not exceeding five Business Days as they shall determine and notify the Company in order that required changes, if any, to the Offering Document or to any other documents or arrangements may be effected. Nothing in this Section 21(2) shall oblige the Company to sell to the Underwriters less than all of the Firm Shares or, in the event of the exercise of the Over-Allotment Option in whole or in part, the Additional Shares in respect of which the Over-Allotment Option has been exercised, or relieve from liability to the Company any Underwriter which shall be in default of its obligations under this Agreement.

(3)	Without affecting the firm obligation of the Underwriters to purchase from the Company the Firm Shares at the Offering Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriters have made reasonable effort to sell all of the Firm Shares at the Offering Price, the price payable by the Purchasers may be decreased by the Underwriters and further changed from time to time to an amount not greater than US$3.54 per Firm Share in compliance with applicable Canadian Securities Laws. In such case, the Underwriting Fee realized by the Underwriters will be decreased by the amount that the aggregate price paid by the Purchasers for the Firm Shares is less than the gross proceeds to be paid by the Underwriters to the Company for the Firm Shares and such reduced price sales will not affect the net proceeds to be received by the Company under the Offering.

Section 22         Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 23         Language

The parties acknowledge that they have requested and agreed that this Agreement and all documents under or in connection with this Agreement are to be prepared and executed in the English language only. Les parties aux présents ont exigé et consenti à ce que la présente convention et tous les documents s’y rattachant soient rédigés et souscrits en anglais seulement et s’en déclarant satisfaites.

Section 24         Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, including for the avoidance of doubt, the engagement letter dated January 26, 2026 between the Company and the Lead Underwriters, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 25         Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein.

Section 26         Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and returning the same to us.

Yours truly,

NATIONAL BANK FINANCIAL INC.

By:	/s/ Mengfei Zhou
Name: Mengfei Zhou
Title: Managing Director

RBC DOMINION SECURITIES INC.

By:	/s/ Jason Coviensky
Name: Jason Coviensky
Title: Managing Director

CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Elan Shevel
Name: Elan Shevel
title: Chief Compliance Officer

BMO NESBITT BURNS INC.

By:	/s/ Ilan Bahar
Name: Ilan Bahar
Title: Managing Director & Co-Head, Global Mining & Metals Investment Banking

The foregoing is in accordance with our understanding and is accepted by us.

OSISKO DEVELOPMENT CORP.

By:	/s/ Sean Roosen
Name: Sean Roosen
Title: Chairman and Chief Executive Officer

SCHEDULE “A”

MATTERS TO BE ADDRESSED IN THE COMPANY’S

CANADIAN COUNSEL OPINION

(a)            each of the Company and the Material Subsidiary is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b)            each of the Company and the Material Subsidiary has all requisite corporate power and capacity to carry on its business as now conducted as described in the Canadian Prospectus and to own, lease and operate its property and assets described in the Canadian Prospectus and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c)            the authorized and issued capital of the Company and the Material Subsidiary, and the Company’s ownership interest in the Material Subsidiary;

(d)            all necessary corporate action having been taken by the Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares, the grant of the Over-Allotment Option and the issuance, sale and delivery of the Additional Shares upon exercise of the Over-Allotment Option;

(e)            the Firm Shares have been validly allotted and when issued, delivered and paid for in accordance with the terms of this Agreement, will be issued as fully-paid and non-assessable common shares in the capital of the Company;

(f)            the Additional Shares have been validly allotted and when issued, delivered and paid for in accordance with the terms of this Agreement, will be issued as fully-paid and non-assessable common shares in the capital of the Company;

(g)            the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Firm Shares and Additional Shares;

(h)            all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement and, if applicable, any Supplementary Material thereto and the filing thereof with the Canadian Securities Commissions;

(i)            this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(j)            the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder (including, the offering, issuance, sale and delivery of the Firm Shares and, if any, the Additional Shares) do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the constating documents of the Company, the Act or Canadian Securities Laws;

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(k)            TSX Trust Company is the duly appointed registrar and transfer agent for the common shares of the Company;

(l)            all necessary documents have been filed, all requisite proceedings have been taken and all requisite approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained by the Company under Canadian Securities Laws to qualify the distribution of the Firm Shares, the Over-Allotment Option and the Additional Shares in each of the Qualifying Jurisdictions through Persons who are duly registered under Canadian Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(m)            subject to the qualifications, assumptions, limitations, exceptions and understandings set out in the Canadian Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility For Investment”, insofar as the statements under such headings constitute statements of law, such statements are an accurate summary, in all materials respects, of the matters described therein.

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SCHEDULE “B”

PRICING TERMS INCLUDED IN THE PRICING DISCLOSURE PACKAGE

The price per share for the Common Shares is US$3.54.

The number of Common Shares purchased by the Underwriters is 35,311,000.

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 5,296,650 Common Shares at US$3.54 per Common Share to cover over-allotments, if any, and for market stabilization purposes.

The Underwriters receive 4.5% cash commission.

Issuer Free Writing Prospectuses

None.

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